Exhibit 99.1

Collective Mining Steps Out 340 Meters Along the Ramp Zone's Untested Northwest Breccia Margin, Intersecting 12.10 m @ 11.33 g/t AuEq* and 54.00 m @ 2.84 g/t AuEq*

•	Two holes, spaced approximately 120 meters apart have intersected high-grade gold and extended the Ramp Zone 340m to the northwest along the breccia margin:
•	54.00 m @ 2.84 g/t AuEq (2.51 g/t Au, 17 g/t Ag) from 1,202 m below surface, including 23.65 m @ 4.54 g/t AuEq (3.92 g/t Au, 32 g/t Ag) from 1,206 m below surface (APC164-D3)
•	12.10 m @ 11.33 g/t AuEq (10.85 g/t Au, 22 g/t Ag, 0.04% Cu) from 1,091 m below surface and 10.80 m @ 3.92 g/t AuEq (3.85 g/t Au, 4 g/t Ag) from 1,208 m below surface (APC164-D4)
•	APC180-D4, drilled approximately 80 m below APC164-D3 and APC164-D4 on the northwestern breccia margin, intersected Ramp Zone-style sulphide mineralization with 19 occurrences of visible gold along 62 m of core, the most logged in any hole on the northwest side of the Ramp Zone to date; assays are pending.* The Company's geologists interpret APC164-D3 and APC164-D4 to have intersected only the top of the Ramp Zone system in the northwest, with the increased sulphide content and visible gold at depth in APC180-D4 supporting this interpretation.
•	New veins discovered in untested ground: high-grade veins, previously unknown and not included in any geological or block model, intersected outside the breccia body, including 1.30 m @ 74.58 g/t AuEq (73.40 g/t Au, 61 g/t Ag) from 946 m below surface (APC164-D4) and 1.30 m @ 26.01 g/t AuEq (25.90 g/t Au, 6 g/t Ag) from 1,063 m below surface (APC164-D3).
•	Strong news flow ahead: assays are pending for 95 holes at the Guayabales Project, including 19 from the Ramp Zone. With 13 rigs turning, the Company is fully funded for its planned 2026 drilling program.
* APC164-D4: 11.33 g/t AuEq (10.85 g/t Au, 22 g/t Ag and 0.04% Cu). APC164-D3: 2.84 g/t AuEq (2.51 g/t Au and 17 g/t Ag).
**Visual observations are not a substitute for assay results and should not be interpreted as indicative of grade.

MIAMI, Oct. 20, 2026 /CNW/ - Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for four diamond drill holes targeting the western side of the Ramp Zone at the Apollo deposit ("Apollo") from its 2026 fully funded drilling program at the Guayabales Project in Caldas, Colombia. Two of these holes tested the previously undrilled northwestern margin.

Ari Sussman, Executive Chairman, commented: "Great mineral districts reveal themselves one drill hole at a time, and Apollo continues to tell us it is a larger system than anyone has yet modeled. With these new holes, we have stepped out roughly 340 meters into a part of the breccia body in the Ramp Zone that had never been drilled and intersected high-grade gold. The significance lies in the geology: the same mineralizing process that formed the high-grade Ramp Zone on the southeastern margin is now evident on the west and northwestern side of the breccia body. Add the visible gold logged 80 meters deeper in APC180-D4, with assays pending, and new high-grade veins in previously untested ground, and the picture is of a deposit whose margins remain open to discovery. With 13 rigs turning, assays pending for 95 holes and a fully funded program, we intend to keep drilling until the geology tells us where Apollo ends."

A video of David Reading, Special Advisor, explaining today's results is available here: https://youtu.be/YR2JUqVeVic

To date, Collective has received assays for 200,500 meters of diamond drilling across the Guayabales and San Antonio projects, including results for 137,500 meters at the flagship Apollo deposit, which anchors the Guayabales Project. Assay results for 95 drill holes are outstanding at the Guayabales Project covering approximately 36,000 meters of drilling, including 19 from the Ramp Zone. Approximately 47 kilometers of diamond drilling has been completed at the Guayabales Project since the March 31, 2026 drill database cut-off date for the maiden Mineral Resource.

With US$93.7 million in cash (as of June 30, 2026), the Company is fully funded for its planned 2026 program, which envisions up to 90,000 meters of drilling. The Company presently has 13 diamond drill rigs operating across the Guayabales Project. The first track-mounted rig for deep drilling has arrived at site, with more on the way, and the Company intends to drill the Ramp Zone down to 0 masl (approximately two kilometers depth) in 2027. An updated Mineral Resource incorporating approximately 100,000 meters of additional drilling is expected in Q4 2027 to Q1 2028, followed by a Preliminary Economic Assessment shortly thereafter.

Drill Results and Geological Context (See Table 1 and Figures 1-4)

Four diamond drill holes, drilled as daughter holes from mother holes APC-164D (Pad 19) and APC-140D (Pad 29), tested the western side of the interpreted 1.5-kilometer circumference of the Apollo breccia body at elevations of approximately 750 to 890 masl.

The Ramp Zone is a high-grade gold zone along the outer margin of the breccia body, commencing at approximately 1,000 masl. The Company's planned underground exploration adit, approximately 3 kilometers long and scheduled to begin construction in Q4 2026, is designed to reach the top of the Ramp Zone, providing underground access to this part of the deposit. At the Ramp Zone, mineralization occurs with pyrite and pyrrhotite, accompanied by minor bismuth, tellurium, and locally arsenopyrite-bearing sulphides, hosted in veinlet stockworks, cracks and miarolitic cavities of the breccia body. Alteration is dominated by albite, actinolite, muscovite, and epidote. Three areas located around the 1.5-kilometer circumference of the breccia body have now been drill tested:

•	Ramp Zone Southeast (Main Zone): high-grade gold zone along the southeastern margin of the breccia body, defined to date over approximately 315 meters of strike, 120 meters of width and 350 vertical meters. It is the only part of the Ramp Zone drilled at sufficient density for inclusion in the maiden Mineral Resource, where it hosts 0.20 million ounces AuEq Indicated (1.29 Mt at 4.74 g/t AuEq) and 1.04 million ounces AuEq Inferred (6.04 Mt at 5.37 g/t AuEq), reported underground below 1,000 masl at a 1.5 g/t AuEq cut-off.
•	Ramp Zone West: high-grade gold zone along the western margin of the breccia body, defined to date over approximately 155 meters of strike and 205 vertical meters, but not yet drilled at sufficient density for inclusion into the block model.
•	Ramp Zone Northwest: new high-grade gold zone along the northwestern margin of the breccia body, defined by two maiden holes over approximately 120 meters of strike at elevations of approximately 750 to 890 masl, stepping out up to approximately 340 meters north of previously reported Ramp Zone intercepts on the southwestern margin. Ramp Zone-style sulphide mineralization logged in APC180-D4 (assays pending) indicates the zone may extend a further 80 vertical meters. Not yet drilled at sufficient density for inclusion into a Mineral Resource.

Details - Ramp Zone - Northwest

APC164-D3 and APC164-D4 cover approximately 120 meters of lateral extent and represent new high-grade gold mineralization outside the block model of the maiden Mineral Resource. Both holes intersected Ramp-style mineralization associated with pyrite, pyrrhotite and minor arsenopyrite with anomalous bismuth and tellurium. Assay results in the northwest Ramp Zone portion of holes APC164-D3 and APC164-D4 are as follows:

APC164-D3

•	54.00 m @ 2.84 g/t AuEq (2.51 g/t Au, 17 g/t Ag) from 1,202 meters below surface including
•	23.65 m @ 4.54 g/t AuEq (3.92 g/t Au, 32 g/t Ag) from 1,206 meters below surface

APC164-D4

•	12.10 m @ 11.33 g/t AuEq (10.85 g/t Au, 22 g/t Ag, 0.04% Cu) from 1,091 meters below surface
•	10.80 m @ 3.92 g/t AuEq (3.85 g/t Au, 4 g/t Ag) from 1,208 meters below surface

APC180-D4 was drilled to test approximately 80 meters below APC164-D3 and APC164-D4 and intersected Ramp Zone-style sulphide mineralization in core logging, with 19 occurrences of visible gold in two sections along 62 meters of core with assays pending. The Company's geologists interpret APC164-D3 and APC164-D4 to have intersected only the upper portion of the Ramp Zone on the northwest margin. The increased sulphide content and visible gold logged in APC180-D4, approximately 80 meters deeper, support this interpretation, which is consistent with the system dipping to the northeast, and suggest that higher grades may occur at greater depth. Visual observations are not a substitute for assay results and should not be interpreted as indicative of grade. Assay results for this hole are expected in the near term.

Details - Ramp Zone - West

Drill hole APC140-D8 was drilled approximately 120 meters below previously reported hole APC140-D5, and APC164-D2 was drilled approximately 75 meters below APC140-D8. Both holes intersected narrower intervals of Ramp Zone mineralization, and the Company interprets the southwestern portion of the Ramp Zone to begin deeper than the levels tested to date by these holes. Assay results are as follows:

APC164-D2

•	1.10 m @ 67.90 g/t AuEq (66.90 g/t Au, 50 g/t Ag, 0.04% Cu) from 1,288 meters below surface
•	2.60 m @ 8.57 g/t AuEq (8.54 g/t Au, 2 g/t Ag) from 1,319 meters below surface
•	2.05 m @ 7.77 g/t AuEq (7.75 g/t Au, 1 g/t Ag) from 1,377 meters below surface

APC140-D8

•	1.20 m @ 3.60 g/t AuEq (3.31 g/t Au, 15 g/t Ag) from 1,037 meters below surface
•	5.15 m @ 3.89 g/t AuEq (3.56 g/t Au, 14 g/t Ag, 0.05% Cu) from 1,201 meters below surface
•	7.40 m @ 4.41 g/t AuEq (4.35 g/t Au, 3 g/t Ag) from 1,293 meters below surface

Ramp Zone: A Key Pillar of High-Grade Growth

Including previously reported drilling along the southeastern and western margins, approximately 590 meters of the interpreted 1.5-kilometer circumference of the Apollo breccia body at depth has now been tested for Ramp Zone mineralization. By comparison, only approximately 315 meters (approximately 21%) of this circumference had sufficient drilling density for inclusion in the maiden Mineral Resource. Readers are cautioned that the expanded drilling coverage does not, by itself, establish an extension of the Mineral Resource.

Drilling outside the Mineral Resource has intersected Ramp Zone-style sulphide mineralization in core logging at multiple locations, including several occurrences with visible gold. Assay results are pending for 19 drill holes from the Ramp Zone. These visual observations do not establish grades or continuity. Laboratory assays are required to determine metal content, while further drilling is needed to assess continuity.

The Ramp Zone is interpreted as a younger, reduced vein system associated with a reduced intrusion-related gold system with similarities, in terms of mineralogy, to the nearby Marmato Deeps deposit, owned by Aris Mining. Located approximately 1.75 kilometers apart, both the Ramp Zone and Marmato Deeps systems commence at broadly similar elevations and host very similar gold- and silver-bearing sulphide assemblages.

A key distinguishing feature of Ramp Zone-style mineralization is the occurrence of higher gold grades relative to publicly reported results from Marmato Deeps. The Company attributes these locally higher grades primarily to the higher porosity of the host rock: mineralization at the Ramp Zone is emplaced within a porous crackle breccia matrix, which provides greater permeability for metal-bearing fluids compared to the porphyry host rock at Marmato Deeps.

Cautionary Note to Readers

Although Apollo (including the Ramp Zone) and the Marmato Lower Mine (also referred to as the Bulk Mining Zone or formerly as Marmato Deeps) share certain geological characteristics, information regarding the Marmato Lower Mine is not necessarily indicative of mineralization in the Ramp Zone. Information regarding the Marmato Lower Mine has not been independently verified by the Company or its Qualified Person in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All information presented herein regarding the Marmato Lower Mine is derived from the NI 43-101 compliant technical report titled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project," with an effective date of June 30, 2022 (filed November 23, 2022). This report is available on Aris Mining Corporation's website at: https://www.aris-mining.com/operations-and-projects/marmato.

New High-Grade CBM Veins Above the Ramp Zone - Western Margin

Drill holes APC164-D2, APC164-D3, APC164-D4 and APC140-D8 intersected new, high-grade gold carbonate base metal ("CBM") veins above the Ramp Zone western margin between elevation 1,000 and 1,180 masl in previously undrilled areas, with assay results as follows:

APC164-D2

•	7.50 m @ 3.16 g/t AuEq (2.99 g/t Au, 9 g/t Ag) from 864 meters below surface
•	0.90 m @ 22.65 g/t AuEq (20.80 g/t Au, 89 g/t Ag, 0.12% Cu) from 887 meters below surface
•	1.00 m @ 27.02 g/t AuEq (26.90 g/t Au, 6 g/t Ag) from 983 meters below surface
•	3.20 m @ 3.51 g/t AuEq (3.35 g/t Au, 8 g/t Ag) from 1,010 meters below surface

APC164-D3

•	1.30 m @ 26.01 g/t AuEq (25.90 g/t Au, 6 g/t Ag) from 1,063 meters below surface

APC164-D4

•	1.30 m @ 74.58 g/t AuEq (73.40 g/t Au, 61 g/t Ag) from 946 meters below surface

APC140-D8

•	1.50 m @ 12.13 g/t AuEq (11.45 g/t Au, 35 g/t Ag) from 881 meters below surface

The intersection of high-grade CBM veins in every hole drilled on the western margin, in an area with no prior drilling, highlights the potential for additional vein-hosted mineralization above and outside the breccia-hosted Ramp Zone. These veins lie outside the current Mineral Resource, and follow-up drilling is being planned in 2027 to test their extent and continuity.

Table 1. Apollo Ramp Zone and CBM Vein Drill Results Reported in this Release

Drill hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)*
Ramp Zone - Northwest Margin
APC164-D3	428.70	482.70	54.00	2.51	17	-	2.84
Including	433.05	456.70	23.65	3.92	32	-	4.54
APC164-D4	277.10	289.20	12.10	10.85	22	0.04	11.33
APC164-D4	436.30	447.10	10.80	3.85	4	-	3.92
Ramp Zone - Western Margin
APC164-D2	527.80	528.90	1.10	66.90	50	0.04	67.90
APC164-D2	560.00	562.60	2.60	8.54	2	-	8.57
APC164-D2	639.30	641.35	2.05	7.75	1	-	7.77
APC140-D8	303.40	304.60	1.20	3.31	15	-	3.60
APC140-D8	481.40	486.55	5.15	3.56	14	0.05	3.89
APC140-D8	593.85	601.25	7.40	4.35	3	-	4.41
New High-Grade CBM Veins - Western Margin
APC164-D2	19.70	27.20	7.50	2.99	9	-	3.16
APC164-D2	40.70	41.60	0.90	20.80	89	0.12	22.65
APC164-D2	153.60	154.60	1.00	26.90	6	-	27.02
APC164-D2	217.25	220.45	3.20	3.35	8	-	3.51
APC164-D3	266.55	267.85	1.30	25.90	6	-	26.01
APC164-D4	100.20	101.50	1.30	73.40	61	-	74.58
APC140-D8	116.85	118.35	1.50	11.45	35	-	12.13
Notes
1. Intervals are down-hole lengths. Estimated true widths range from 60% to 100% of reported intervals. Grades are uncut.
2. Included intervals fall within the preceding overall interval and do not necessarily represent its entire length.
3. *AuEq (g/t) = [(Au × 0.95) + (Ag × 0.020 × 0.92) + (Cu × 1.20 × 0.85)] ÷ 0.95, where Au and Ag are expressed in g/t, and Cu in percent.
4. The calculation uses metal prices of US$3,000/oz gold, US$60/oz silver and US$5.25/lb copper with assumed recoveries of 95%, 92% and 85% respectively. Copper is included in AuEq where the intercept's copper grade is 0.04% or higher. A dash ( - ) in the copper column indicates a grade below 0.04%.
5. Recovery assumptions are based on metallurgical results announced on August 25, 2026 and are those used in the maiden Mineral Resource announced on September 8, 2026.
6. From and To depths in Table 1 are measured down-hole from the start of each daughter hole, whereas depths cited in the text are expressed as vertical meters below the topographic surface directly above each intercept.
7. The Ramp Zone intervals reported in this release are located outside the Ramp Zone block model of the maiden Mineral Resource (effective date August 31, 2026; drill database cut-off date March 31, 2026) and are not included in the Mineral Resource. There is no certainty that further drilling will result in these areas being included in a Mineral Resource.

Figure 1: Surface Plan View of Apollo Showing Drill Holes Reported in This Release

Please refer to Table 1 for full drill hole and assay information.

Note: Figure 1 is selective and does not label every intercept reported in this release. Intercepts not labeled include 7.50 m @ 3.16 g/t AuEq and 3.20 m @ 3.51 g/t AuEq (APC164-D2) and 1.50 m @ 12.13 g/t AuEq (APC140-D8). Please refer to Table 1 for the complete results.

Figure 2: Plan View of the Ramp Zone at Apollo Highlighting Today’s Drill Holes into the Northwest Portion of the Breccia Body

*The block model is shown for geological interpretation purposes only and is not a reportable Mineral Resource. Visible gold is a visual observation only; visual observations are not a substitute for assay results and should not be interpreted as indicative of grade. Please refer to Table 1 for full drill hole and assay information.

Figure 3: Section View of Ramp Zone Outlining Today’s New High-Grade Assay Results along the Northwest Margin of the Apollo Breccia Body

Visible gold (VG) is a visual observation only; visual observations are not a substitute for assay results and should not be interpreted as indicative of grade. Please refer to Table 1 for full drill hole and assay information.

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Deposit (which includes the Ramp Zone)

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately US$1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten deposit that hosts a maiden Mineral Resource of 2.58 million ounces AuEq Indicated (37.0 Mt at a grade of 2.17 g/t AuEq: 1.38 g/t Au, 24.4 g/t Ag, 0.14% Cu and 0.011% WO3) and 2.83 million ounces AuEq Inferred (48.2 Mt at a grade of 1.83 g/t AuEq: 1.60 g/t Au, 8.39 g/t Ag, 0.03% Cu and 0.002% WO3). The Company's objectives at the Guayabales Project are to continue expansion and infill drilling at Apollo while advancing technical, environmental and permitting work across the project.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and, as a result, are fully aligned with shareholders. The Company is listed on both the NASDAQ and the TSX under the trading symbol "CNL".

Qualified Person (QP) and NI 43-101 Disclosure

David J. Reading, Special Advisor, is a Qualified Person as defined by NI 43-101 and has reviewed and verified that the technical information relating to the exploration results contained herein is accurate and has approved the written disclosure. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geologists (SEG).

The Mineral Resource and the scientific and technical information relating to the Mineral Resource contained in this news release were prepared by Ivor W.O. Jones, FAusIMM, P.Geo. (EGBC), an independent Qualified Person as defined by NI 43-101. Mr. Jones has verified the data underlying the Mineral Resource and has reviewed and approved the Mineral Resource information contained in this news release in the form and context in which it appears.

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawn and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole. Core samples were prepared and analyzed at ALS laboratory facilities in Medellín, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays were obtained by fire assay fusion with AAS finish on a 50 g sample (Au-AA24). Any samples returning greater than 10 g/t were reanalyzed by fire assay with gravimetric finish on a 50 g sample (Au-GRA22). Copper and silver were assayed by inductively coupled plasma-atomic emission spectroscopy (ICP-AES) and inductively coupled plasma-mass spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards were inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps were retained and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

For further information regarding the Apollo Mineral Resource, including the effective date, data verification, key assumptions, parameters and methods used to estimate the Mineral Resource, and related risks, see the Company's news release dated September 8, 2026 entitled "Collective Mining Announces Maiden Mineral Resource for its Apollo Deposit at the Guayabales Project".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveCNL) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Forward Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future metal recovery rates; future growth potential of Collective; the Company's planned 2026 drilling program and its funding; the timing of receipt of pending assay results, including for drill hole APC180-D4; the potential to expand the Ramp Zone and other mineralization at Apollo; the arrival of additional deep-drilling rigs and the planned drilling of the Ramp Zone to 0 masl in 2027; the timing of an updated Mineral Resource and a Preliminary Economic Assessment; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should refer to the Risk Factors section in the Company's Annual Information Form, dated March 30, 2026.

Cautionary Note to United States Investors

The Company is a Canadian issuer that reports its Mineral Resource information in accordance with NI 43-101 and the CIM Definition Standards, which differ from the mineral property disclosure requirements applicable to U.S. domestic issuers under Subpart 1300 of Regulation S-K ("S-K 1300"). As a foreign private issuer eligible to file reports with the U.S. Securities and Exchange Commission pursuant to the U.S.-Canada Multijurisdictional Disclosure System, the Company is not currently required to prepare its mineral property disclosure in accordance with S-K 1300. Accordingly, Mineral Resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies subject to S-K 1300, and there can be no assurance that Mineral Resources reported by the Company under NI 43-101 would be the same if prepared in accordance with S-K 1300.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com, +1 416-717-9577

CO: Collective Mining Ltd.

CNW 06:30e 20-OCT-26